Exhibit 99.4

GSX Techedu Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: GOTU)

Ballot for the Extraordinary General Meeting

Held on June 4, 2021

(or any adjourned or postponed meeting thereof)

I/We ________________________ of ______________________________________, being the registered holder of _____________________ ordinary shares 1, par value US$0.0001 per share, of GSX Techedu Inc. (the “Company”), hereby cast my ballot as follows:

No.	RESOLUTION	FOR[2]	AGAINST [2]	ABSTAIN [2]
1.

It is resolved as a special resolution:

THAT the change of the Company’s legal name from “GSX Techedu Inc.” to “Gaotu Techedu Inc.” which has been approved by the resolutions of the Company’s board of directors, be and hereby are, authorized and approved, and the Company’s memorandum and articles of association, be and hereby is, amended to reflect the change of the Company’s legal name; and

THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

Signature(s)3 __________________

[1]

Please insert the number and class (i.e., Class A or Class B) of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[3]

This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.